                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                          Leucadia National Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)



                         Common Shares, $1.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

--------------------------------------------------------------------------------


                                  527288 5 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Paul W. Zeller, Esq.
                    Senior Vice President and General Counsel
                          Reliance Group Holdings, Inc.
                                Park Avenue Plaza
                               55 East 52nd Street
                               New York, NY 10055
                                 (212) 909-1100
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 25, 2000
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 13 pages)


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                                  SCHEDULE 13D


--------------------------------------                                                      ----------------------------------------
CUSIP No.  527288 5 10 4                                                                    Page     2        of   13    Pages
           -------------                                                                         ------------    -------
--------------------------------------                                                      ----------------------------------------

------------ -----------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Reliance Group Holdings, Inc.
                  13-3082071

------------ -----------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                           (a) / /
                                                                                                                        (b) / /

------------ -----------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

------------ -----------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                  N/A

------------ -----------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         / /

------------ -----------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

------------ -----------------------------------------------------------------------------------------------------------------------
                              7      SOLE VOTING POWER
       NUMBER OF
         SHARES                             0
      BENEFICIALLY
        OWNED BY          ---------- -----------------------------------------------------------------------------------------------
          EACH                8      SHARED VOTING POWER
       REPORTING
         PERSON                           18,939,991(1)(2)
          WITH
                          ---------- -----------------------------------------------------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                          0

                          ---------- -----------------------------------------------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                          0

------------ -----------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  18,939,991(1)(2)

------------ -----------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                            / /

------------ -----------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  34.3%

------------ -----------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                  HC

------------ -----------------------------------------------------------------------------------------------------------------------

(1) Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Person disclaims beneficial ownership of these shares.

(2) Pursuant to the Voting Agreement defined and described in Item 4 hereof, the Reporting Person has the right to direct the vote of these shares for certain limited purposes. See Items 4 and 5 herein.

Item 1.       Security and Issuer.

              This Statement relates to the common shares, par value of $1.00 per share (the "Company Common Shares"), of Leucadia National Corporation, a New York corporation (the "Company"). The address of the principal executive offices of the Company is 315 Park Avenue South, New York, New York 10010.

Item 2.       Identity and Background.

              (a) through (c). This Schedule 13D is being filed by Reliance Group Holdings, Inc. ("Reliance"). Reliance is a Delaware corporation with its principal office at Park Avenue Plaza, 55 East 52nd Street, New York, NY 10055. Reliance is a holding company whose principal business is the ownership of Reliance Insurance Company and its property and casualty insurance subsidiaries.

              Saul P. Steinberg, Chairman of the Board of Directors of Reliance, beneficially owns approximately 29.6% of the common stock of Reliance. Robert M. Steinberg, Vice Chairman of the Board of Directors of Reliance and brother of Saul P. Steinberg, beneficially owns approximately 9.4% of the common stock of Reliance. These two individuals together disclaim beneficial ownership of an additional 1.1% of the common stock of Reliance held by or in custody or trust for other family members and by a family foundation.

              Set forth on Schedule A to this Statement with respect to each executive officer and director of Reliance, and incorporated herein by reference, is following information: name, business address, citizenship, present principal occupation or employment, and name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than Reliance for which such information is set forth.

              (d)-(f) During the last five years, neither Reliance nor, to its knowledge, any of the other persons identified pursuant to Paragraphs (a) through (c) of this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of Reliance, each of the individuals identified pursuant to Paragraphs (a) through (c) of this Item 2 is a United States citizen.

 Item 3.      Source and Amount of Funds or other Consideration.

              This item is not applicable because there have not been and will not be any purchases of Company Common Shares by Reliance.

                               Page 3 of 13 Pages

Item 4.       Purpose of Transaction.

              On May 25, 2000, the Company, Leucadia Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of the Company ("Merger Sub"), and Reliance entered into an Agreement and Plan of Merger dated May 25, 2000 (the "Merger Agreement") pursuant to which, and subject to the conditions set forth therein, Merger Sub would merge with and into Reliance (the "Merger"), with Reliance as the surviving corporation and Merger Sub's officers and directors at the effective time of the Merger (the "Effective Time") as the officers and directors of the surviving corporation. As a result of the Merger, Reliance would become a wholly owned subsidiary of the Company and each share of Reliance common stock, par value $.10 per share ("Reliance Common Stock"), issued and outstanding at the Effective Time would be convertible into and exchangeable for the right to receive 0.11059346 of a share of Company Common Shares, subject to anti-dilution adjustment in accordance with the Merger Agreement.

              To facilitate the consummation of the Merger, certain shareholders of the Company listed on Schedule B hereto (the "Shareholders") entered into a Voting Agreement and Irrevocable Proxy with Reliance, dated May 25, 2000 (the "Voting Agreement").

              Pursuant to the Voting Agreement, each Shareholder has agreed to vote (or cause to be voted) the Company Common Shares beneficially owned by such Shareholder (collectively, the "Shareholder Shares") during the period from the date of the Voting Agreement until the first to occur of the Effective Time of the Merger or termination of the Merger Agreement in accordance with its terms in favor of the issuance of Company Common Shares in the Merger if a Company shareholder vote is required on the matter, and not to offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of any of the Shareholder Shares. In order to permit Reliance to exercise these voting rights, the Shareholders granted Reliance an irrevocable proxy coupled with an interest (the "Proxy") to vote all or any part of the Shareholder Shares. The Company has informed Reliance that no vote by shareholders of the Company on the Merger is currently anticipated.

              The granting of the Proxy was negotiated as a material term of the entire Merger transaction. Reliance did not pay any consideration to the Company or the Shareholders in connection with the Voting Agreement.

              References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, respectively, included as Exhibits 1 and 2, respectively, to this
Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

              In connection with the Merger, Saul P. Steinberg, Chairman of the Board of Reliance, personally and on behalf of Steinberg Family Partners, L.P., Robert M. Steinberg, Vice Chairman of the Board of Reliance, and Lynda Jurist
(a) agreed to vote an


                               Page 4 of 13 Pages
aggregate of 38,239,577 shares of Reliance Common Stock in favor of the Merger and the transactions contemplated thereby, (b) granted to the Company an irrevocable proxy coupled with an interest to vote all or any part of such shares and (c) granted to the Company an irrevocable option to purchase, upon the occurrence of certain events, such shares at a price of $2.50 in cash.

              Except as set forth above, Reliance has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Issuer.

              (a)-(b). The information set forth or incorporated by reference in Items 2 and 4 is incorporated herein by reference.

              Pursuant to the Voting Agreement, Reliance has shared power to vote an aggregate of 18,939,991 Company Common Shares for the limited purposes described in Item 4 above and may thereby be deemed to be the beneficial owner of such Company Common Shares. Such Company Common Shares represent approximately 34.3% of the Company Common Shares outstanding as of May 25, 2000. Reliance is not entitled to any rights as a shareholder of the Company Common Shares that are subject to the Voting Agreement and disclaims beneficial ownership of the Company Common Shares that are covered under the Voting Agreement.

              (c) Neither Reliance, nor, to the best of its knowledge, any of its executive officers or directors has effected any transaction in any securities of the Company during the past 60 days.

              (d) Reliance does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

              (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

              The information set forth or incorporated by reference in Items 4 and 5 is hereby incorporated herein by reference. Copies of the Merger Agreement and Voting Agreement are included as Exhibits 1 and 2, respectively, to this
Schedule 13D. In addition, pursuant to a Registration Rights Agreement, dated May 25, 2000 (the "Registration Rights Agreement"), among the Company and those Reliance stockholders named in Item 4 above who agreed to vote their shares of Reliance Common Stock in favor of the Merger, registration rights were granted by the Company with respect to the Company Common Shares that such Reliance stockholders will receive upon the consummation of the Merger.

                               Page 5 of 13 Pages

              The description of the Registration Rights Agreement and the transactions contemplated thereby set forth in this Statement is qualified in its entirety by reference to the form of the Registration Rights Agreement included as Exhibit 3 to this Statement, which is incorporated herein by reference.

              Other than the documents referenced in the two preceding paragraphs, there are no contracts, arrangements, understandings or relationships with respect to any securities of the Company among (a) Leucadia and, to the best of its knowledge, any of the other persons identified pursuant to Item 2 above and (b) such persons and any other person.


                               Page 6 of 13 Pages

Item 7.       Materials to be Filed as Exhibits.

              Exhibit No.        Description

                      1 Agreement and Plan of Merger, dated May 25, 2000, among Reliance, the Company and Merger Sub (Incorporated by reference to Exhibit 99.1 to Schedule 13D, filed by the Company on June 5, 2000 with respect to the common stock of Reliance)

                      2 Voting Agreement and Irrevocable Proxy, dated May 25, 2000, among Reliance and certain stockholders of the Company (Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, filed by Reliance on June 7,
                                 2000)

                      3 Form of Registration Rights Agreement, dated May 25, 2000, among the Company and certain stockholders of Reliance (Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K, filed by Reliance on June 7,
                                 2000)






                               Page 7 of 13 Pages

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     June 7, 2000

                                     RELIANCE GROUP HOLDINGS, INC.


                                     By:      /s/  Lowell C. Freiberg
                                        ----------------------------------------
                                         Name:     Lowell C. Freiberg
                                         Title:    Executive Vice President and
                                                    Chief Financial Officer


                               Page 8 of 13 Pages

                                   SCHEDULE A

             Additional Information Concerning the Reporting Person

                  DIRECTORS AND EXECUTIVE OFFICERS OF RELIANCE

                  Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of Reliance. Unless otherwise indicated, the principal business address of each person named below is c/o Reliance Group Holdings, Inc., Park Avenue Plaza, 55 East 52nd Street, New York, New York 10055. Each person listed below is a citizen of the United States.

                                    Position with Reliance and Principal
Name and Business Address           Occupation

Saul P. Steinberg                   Chairman of the Board of Directors.


Robert M. Steinberg                 Vice Chairman of the Board of Directors.


George R. Baker                     President, Chief Executive Officer and
                                    Director.


George E. Bello                     Executive Vice President, Controller and
                                    Director.


Lowell C. Freiberg                  Executive Vice President, Chief Financial
                                    Officer and Director.


Howard E. Steinberg                 Executive Vice President, Chief of Corporate
                                    Operations, and Director.



                               Page 9 of 13 Pages




Dennis J. O'Leary                                Senior Vice President--Taxes.


Philip S. Sherman                                Senior Vice President--Group
                                                 Controller.

Bruce L. Sokoloff                                Senior Vice President--
                                                 Administration.

James E. Yacobucci                               Senior Vice President--
Reliance Insurance Company                       Investments and Director.
Park Avenue Plaza
New York, New York 10055


Paul W. Zeller                                   Senior Vice President,
                                                 General Counsel and Corporate Secretary.


Dr. Thomas P. Gerrity                            Director; Professor of Management, the Wharton School
The Wharton School                               of the University of Pennsylvania.
University of Pennsylvania
3205 Steinberg Hall- Dietrich Hall
Philadelphia, PA 19104

Jewell J. McCabe                                 Director; President and Chief Executive Officer, Jewell
211 East 70th Street, #30F                       Jackson McCabe Associates, a consulting company New York,
New York 10020                                   specializing in strategic planning and communications.

Irving Schneider                                 Director; Co-Chairman and Chief
Helmsley-Spear, Inc.                             Operating Officer, Helmsley-Spear, Inc., a real estate
60 East 42nd Street                              management corporation.
New York, New York 10165


                               Page 10 of 13 Pages


Bernard L. Schwartz                               Director; Chairman of the Board, Chief Executive
Loral Space & Communications Ltd.                 Officer, Loral Space & Communications Ltd., a
600 Third Avenue                                  high-technology company concentrating on
New York, New York 10016                          satellite-based services, Chairman of the Board and
                                                  Chief Executive Officer, Globalstar Telecommunications,
                                                  Ltd.

Richard E. Snyder                                 Director; Chairman and Chief Executive Officer of Golden
Golden Books Family                               Books Family Entertainment, Inc., a publisher of
Entertainment, Inc.                               children's books.
888 Seventh  Avenue
New York, New York 10106

Bruce E. Spivey                                   Director; Until May 2000, President and Chief Executive
One Beekman Place                                 Officer, Columbia-Cornell Care LLC, the physician
New York, New York  10022                         organization of the clinical faculties of the medical
                                                  schools of Columbia and Cornell Universities.




                               Page 11 of 13 Pages

                                   SCHEDULE B

Name of Shareholder                                  Number of Shares Owned

Ian M. Cumming                                        9,892,002

Joseph S. Steinberg                                   9,047,989
                                                    -------------------

                                                     18,939,991     (34.3%)


                               Page 12 of 13 Pages

                                Index to Exhibits

              Exhibit No.        Description

                      1 Agreement and Plan of Merger, dated May 25, 2000, among Reliance, the Company and Merger Sub (Incorporated by reference to Exhibit 99.1 to Schedule 13D, filed by the Company on June 5, 2000 with respect to the common stock of Reliance)

                      2 Voting Agreement and Irrevocable Proxy, dated May 25, 2000, among Reliance and certain stockholders of the Company (Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, filed by Reliance on June 7,
                                 2000)

                      3 Form of Registration Rights Agreement, dated May 25, 2000, among the Company and certain stockholders of Reliance (Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K, filed by Reliance on June 7,
                                 2000)




                               Page 13 of 13 Pages